

October 11, 2011

Via Email
John B. Bartling, Jr.
Chief Executive Officer
Ares Commercial Real Estate Corporation
Two North LaSalle Street, Suite 925
Chicago, IL 60602

      Re: **Ares Commercial Real Estate Corporation**
               Registration Statement on Form S-11
               Filed September 14, 2011
               File No. 333-176841

Dear Mr. Bartling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that in connection with the offering, you plan to acquire an initial portfolio of commercial real estate loans in exchange for your stock and the assumption of certain outstanding indebtedness of your affiliates. Please advise us of the cost of the initial portfolio and the amount of indebtedness you expect to repay with the offering proceeds. We will consider this information in determining the applicability of Industry Guide 5, including prior performance disclosure, to this filing. See Securities Act Release 33-6900. In addition, please tell us how many of the manager's 35 investment professionals focused on CRE investments were affiliated with Wrightwood Capital prior to the August 2011 acquisition, and the percentage of the $1 billion CRE investments in the table on page 3 that were assets of Wrightwood Capital.

2.   We note your disclosure on page 164 relating to your balance sheet to be included in this prospectus. We await the filing of your next amendment including the referenced financial statement.

3.   We note your disclosure on page 2 and elsewhere in the filing that you will consummate the acquisition of your Initial Portfolio by acquiring ACRC Holdings LLC via a merger. Please tell us how you will account for, and what financial statements you will include in the filing relating to, this transaction. Please cite the guidance that you have relied upon. Also, expand your disclosure to include a discussion of the accounting treatment for this transaction.

4.   We note your disclosure on page 61 and elsewhere in the filing that you will grant restricted shares of common stock upon completion of this offering. Please tell us and disclose how you will account for this transaction and cite the accounting guidance that you have relied upon.

Prospectus Summary, page 1

5.   We note your analysis beginning on page 16 and again beginning on page 86 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. We have referred this disclosure to the Division of Investment Management for review. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

6.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

7.   We note your disclosure regarding the concurrent issuance of shares to Ares Investments. Please advise us why you believe that Item 506 of Regulation S-K dilution disclosure is not required.

Our Company, page 1

8.   Please revise to briefly explain what you mean by "rated" primary servicer.

Our Manager and Ares Management, page 2

9.   We note that you have included disclosure in this section regarding your manager's previous engagements and investments. Please balance your narrative disclosure with a

discussion of any adverse business developments or conditions. We may have further comment.

Leverage, page 6

10. Please revise to clarify whether your charter or bylaws impose any limits on your ability to use leverage.

Expense Reimbursement, page 12

11. Please advise us whether you intend to include Item 402 of Regulation S-K disclosure in future filings, when applicable, with respect to the compensation reimbursements for your CFO and any other executive officers.

Termination fee, page 12

12. Please revise to briefly explain what would be considered "cause."

Summary Risk Factors, page 15

13. Please expand the risk factors to address the difficulty the company would have in terminating or electing not to renew the manager for poor performance.

14. We note your disclosure that a portion of the offering proceeds will be used to satisfy certain outstanding indebtedness incurred in connection with your acquisition of the target assets. Please supplement the fifth risk factor on this page to disclose the amount of debt that you will have outstanding following the consummation of the offering.

Risks Related to Our Relationship with Our Manager and its Affiliates

Our Future success and growth depends on our Manger…, page 21
There are various conflicts of interest in our relationship…, page 22
The ability of our Manager and its officers and employees…, page 23

15. The disclosure provided under these subheadings appears to address multiple risks associated with your relationship with your manager and its affiliates. Please revise to provide a separate subheading for each material risk.

Use of Proceeds, page 59

16. We note that you intend to use a portion of the proceeds to repay indebtedness. Please comply with Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 61

17.   Please revise to include a column that presents your capitalization before the offering (i.e., after the issuance of shares to Ares Investments, the assumption of credit facilities and the grant of restricted shares).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Wells Fargo Facility, page 68
Citibank Facility, page 69

18.   Please revise to summarize the terms of any restrictive financial covenants. In addition, please advise us whether you intend to file these agreements as exhibits.

Business, page 74

19.   Please provide a detailed description of the initial portfolio, including information about loan type, loan size, collateral type and location, interest rate and maturity.

Investment Guidelines, page 83

20.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Policies With Respect to Certain Other Activities, page 85

21.   You disclose that your investment strategy/guidelines may be amended or revised from time to time at the discretion of your board of directors without a vote of your stockholders. Please disclose how and when you will disclose any changes to your investment policies to your shareholders. Please provide the same disclosure for changes to your financial policies.

Liability and Indemnification, page 98

22.   We note your assertion in the risk factors section that "our manager maintains a contractual as opposed to a fiduciary relationship with us." Please briefly describe the fiduciary obligations, if any, of your officers who are employees of your manager.

Investment Committee of Our Manager, page 93

23.   Please describe Mr. Sachs' professional background from 1997-2011.

Base Management Fee, page 100

24.   Please provide examples of one-time events pursuant to GAAP and certain non-cash items that would be approved by a majority of your independent directors.

Incentive Fee, page 101

25.   In order to assist an investor in understanding how the incentive fee works, please provide an example of a hypothetical incentive fee calculation.

Grants of Equity Compensation to Our Manager's Directors, Officers, and Employees, page 103

26.   Please expand your disclosure to explain the purpose of granting equity based awards to the directors and employees of your manager, considering that the manager already is entitled to an incentive fee.

Item 36. Financial Statements and Exhibits, page II-3

27.   We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.   The draft should be filed as EDGAR correspondence.

28.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Signatures, page II-5

29.   We note on page 106 that you plan to appoint your full board "upon completion of the offering." Please advise us whether you intend to appoint the remaining directors prior to effectiveness and whether a majority of your directors will sign a pre-effective amendment of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Michael McTiernan, Assistant Director at (202) 551-3852 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Monica J. Shilling
        Proskauer Rose LLP